NEWS RELEASE

For Immediate Release:  January 19, 2007

New York, New York / PRNewswire / Harbinger Capital Partners today sent the following letter to the current Chairman of the Board and the current CEO of Openwave Systems, Inc. (NASDAQ: OPWV) (the "Company"):

Harbinger Capital Partners Master Fund I, Ltd.
Harbinger Capital Partners Special Situations Fund, L.P
555 Madison Avenue 16th Floor
NY, NY 10022

January 19, 2007

Messrs. Puckett and Peterschmidt:

We are writing to highlight a number of recent developments which are of serious concern to Harbinger and other Openwave shareholders. While Harbinger has continued to engage with you to pursue our rights as stockholders in a constructive and ethical way, Openwave's board has reinforced a pattern of conduct that we believe is designed to entrench the board and disenfranchise stockholders.

Openwave's Annual Meeting

The initial indications of the stockholder vote at the Company's Annual Meeting (which are subject to final certification by the Inspector of Elections) is that one of our candidates, James Zucco, received over 55% of the common shares voted, compared to your candidates, including the CEO, who each received about 41%. At this point the votes for your two candidates are so close as to make it very possible that the company's CEO was not re-elected to the Board. Our second candidate, Andrew Breen, received over 27% of the common shares voted. Overall, this is a remarkable vote of no confidence for the Board as a whole, for both of you, and the CEO in particular.

Release of Misleading Information to Stockholders

Openwave management published several press releases which you filed with the SEC on Forms 8-K containing selective facts taken out of context and misleading summaries of what we believed were private settlement discussions between Harbinger, certain major stockholders and yourselves during the proxy contest. This conduct takes to a new and far more serious level the growing body of evidence that indicates you are focused mainly on preserving your positions on the Board at the expense of stockholders' interests.

On Friday morning, January 12, we disclosed in a press release to stockholders that two of three major proxy advisory firms had recommended against voting for the CEO and the other incumbent director. Later that day, you issued a press release and Form 8-K with the headline "Proxy Advisory Firm Recommends That Stockholders Vote for Openwave's Incumbent Directors". There was no disclosure that this recommendation was withdrawn on January 8th, or that when it was issued it did not address a comparison with our nominees because the Harbinger proxy was still preliminary and subject to SEC comments. You either knew or should have known that this was the case. Moreover, the same day the Company issued that press release, that same proxy advisory firm issued their first recommendation relating to the proxy contest, a recommendation for both Harbinger nominees and against both the CEO and the other incumbent director. We learned of this inaccuracy in your disclosure on Form 8-K when a person from the advisory firm reported it to a Reuters reporter on the night of Tuesday January 16 and Reuters published an article containing a quote from that individual. You never should have issued the January 12 press release. More importantly, once you did so, and once the advisory firm issued its new report later that same day, you should have corrected the inaccurate information you had circulated to stockholders on the 12th. We note that to this date you have yet to correct this inaccurate Form 8-K.

Board Chair Confirmation that By-Laws Were Intentionally Ambiguous

During our settlement discussions I asked Mr. Puckett whether, after the settlement was implemented, the Board would amend the By-Laws to eliminate the confusing language that the Company is relying on to allege that the Harbinger board slate was not properly nominated and therefore would not be seated even if it won the proxy contest. Mr. Puckett responded that the Board would fix the ambiguity in the By-Laws. However, to my dismay he went on to say that the Board knew of the ambiguity this past summer, as did Company counsel, and affirmatively determined at that time to not clear up the ambiguity. Your affirmative decision not to amend the By-Laws to protect the ability for stockholders' to understand nominating procedures appears to have been to motivated by your desire to preserve your ability to interpret the By-Laws in a manner adverse to stockholders.

Misleading Description of Harbinger's Rejection of Your Settlement Offer

On Friday, January 12, Harbinger, with a focus on initiating Openwave's review of the proposals in our proxy statement, agreed to a compromise proposed to the Company by stockholders representing about 40% of the common shares (including Harbinger). The compromise called for an eight member Board, adding the two Harbinger nominees while still keeping the two Company nominees on the Board, notwithstanding a lack of support by stockholders of the Company nominees. In conversations on Sunday, Mr. Puckett then added a new condition, asking for a ninth Board seat to be filled by the current Board. Harbinger reluctantly agreed to this new condition. On Monday, Mr. Puckett informed Harbinger that the Board rejected this compromise insisting that only one of Harbinger's nominees be seated while both of the Company's incumbents would be retained and a new nominee of the current Board would be added, giving only one of nine seats to the Harbinger nominees.

The Company's press release and Form 8-K of Tuesday morning, January 16, states that the one seat "offered would provide Harbinger with representation greater than its current ownership in the Company". Harbinger's owns 10.6% of the Company which, barring the possibility of providing Harbinger with fractional Board seats, is the same representation as 1 of 9 seats (11%). More importantly, the Form 8-K failed to disclose that Harbinger rejected the offer because non-Harbinger stockholders representing more than a third of the Company's shares asked the Company to accept both candidates nominated by Harbinger and that the Company had refused. The stockholders offer of 2 of 8 seats would have meant that only 25% of the Board was backed by 40% of the stockholders. This is a materially different set of facts than that disclosed by the Company in this misleading press release and Form 8-K. The support of those stockholders reflects our nominees' role as representatives not of Harbinger only but of the great number of stockholders which are dissatisfied with the CEO and the other members of the current Board.

Rejection of Final Settlement Proposed by 40% of Shareholders

As a result of much additional lobbying by major stockholders another possible settlement was proposed on Tuesday, January 16, whereby the Board would seat one Harbinger nominee, Mr. Zucco, and a second nominee to be proposed by Harbinger in the near future, as well as seating the CEO and the other incumbent director and adding the ninth seat.

In negotiating this settlement, the Board still refused to seat one of our nominees, Mr. Breen, as a Board member. You made it clear that this was in large part based on a concern that Mr. Breen would not be sufficiently deferential to senior management and would be too involved in reviewing the Company's business. Active oversight is a responsibility of a Board member, particularly at this important juncture as we believe the Board is currently failing its duties in this regard. Furthermore, notwithstanding your public statements regarding Mr. Breen, it was confirmed that the Board did not object to him based on his qualifications since in these same discussions you offered to make Mr. Breen a paid consultant of the Company.

Continued Threats to Disenfranchise Shareholders

The Board continued to threaten to disenfranchise stockholders at the annual meeting, stating its position at the meeting on Wednesday, January 17, that it will contest Harbinger's nominees in court even if they were selected by a majority of the stockholders at the meeting. In addition, only a few days before the annual meeting, the Company's proxy solicitor informed Harbinger that there were 1.3 million additional shares which would be voting at the meeting which had not previously been identified to Harbinger as required by Delaware law, leaving little time for Harbinger to solicit these votes.

Slanderous and Defamatory Statements to Obfuscate Serious Stockholder Dialogue

Lastly, I must note that you have repeatedly and falsely accused Harbinger of having a "self serving agenda", and of supporting unqualified nominees. You accused us verbally and in writing of engaging in a "pump and dump" scheme with no basis whatsoever for such a serious and slanderous accusation. Harbinger has focused intensely during this proxy contest on the issues facing the Company and its stockholders, and we are disappointed that the Board instead chose to engage in mudslinging and false allegations.

These actions, combined with a cynical attempt to minimize Mr. Breen's influence on the Board by making him a paid consultant, are but the most recent illustrations of the failures of this Board. These failures are noted in the unanimous recommendations of the three leading proxy advisory firms against the CEO and the other incumbent director. Extracts from these reports are footnoted below.

We remain committed to focusing Openwave on performing to its potential and plan to continue to pursue our efforts with the careful attention we endeavour to pay to best practices and high ethical standards. However, as described above, the Board's conduct has continued to deteriorate during the past few weeks. You have succeeded in exhausting our willingness to allow this conduct to continue without an appropriate response.

Sincerely,

Howard Kagan
Managing Director
Harbinger Capital Partners

Quotes from Various Proxy Advisory Reports:

ISS: "Given investor scepticism about the company's ability to successfully implement the product transition strategy, lack of management credibility among investors, poor track record in meeting revenue guidance, poor stock performance and corporate governance issues, we believe that the company can benefit from greater board oversight from new independent directors."

ISS: "While we concur that the telecom sector witnessed significant M&A activity in 2006, particularly among large carriers, we still believe that the company failed to properly manage investor expectations. Also, we believe, that the company failed to adequately address investor concern about declining revenues from legacy business."

Glass Lewis: "In our opinion, given the internal control issues, excessive executive compensation practices and ongoing operational struggles, there is a lack of oversight by current board of directors. We note that a majority of current directors were on the board during the time in which the noted infractions occurred (2002 through 2005). Given the internal control and compensation matters, we would normally recommend shareholders withhold votes from members of the audit and compensation committee at the annual meeting. However, the staggered nature of Openwave's board of directors effectively limited shareholders' ability to effect the make up of the current board."

Glass Lewis: "Nonetheless, in light (of) Harbinger's contest, we believe that shareholders should look to the leadership of the Company for overall accountability as to the numerous issues at the Company. Given that Mr. Peterschmidt was not at Openwave before 2004, we believe he should be given some benefit of the doubt regard the backdating and accounting control deficiencies. However, he has been the CEO of Openwave since 2004, the last year of the restatement period, and has lead the Company during its performance downturn."

Proxy Governance: "While we recognize that management has experienced significant changeover this year and financial restatements related to option expensing have had a negative effect on the company's financial positioning we find the board's oversight of management to be somewhat lacking."

*Permission to use quotations from the ISS, Glass Lewis and Proxy Governance reports was neither sought nor obtained.

For further information contact:
John W. McCullough
Vice President and Associate General Counsel
Harbert Management Corporation

Telephone:  (205) 987-5576
E-mail:  Jmccullough@harbert.net
or
John Dooley
Taylor Rafferty
Telephone:  (212) 889-4350
Email: harbinger@taylor-rafferty.com